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LEHMAN BROTHERS HOLDINGS INC.
NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(Parent Company Only)

EXHIBIT 12.01

Computation of Ratios of Earnings to Fixed Charges and
to Combined Fixed Charges and Preferred Stock Dividends
(Unaudited)

Dollars in millions Year ended November 30	2005	2004	2003	2002	2001

Pre-tax earnings from continuing operations	$4,829	$3,518	$2,536	$1,399	$1,748
Add: Fixed charges (excluding capitalized interest)	18,040	9,773	8,724	10,709	15,724

Pre-tax earnings before fixed charges	$22,869	$13,291	$11,260	$12,108	$17,472

Fixed charges:
Interest	$17,790	$9,674	$8,640	$10,626	$15,656
Other(1)	125	114	119	103	78

Total fixed charges	17,915	9,788	8,759	10,729	15,734
Preferred stock dividend requirements	101	129	143	155	192

Total combined fixed charges and preferred stock dividends	$18,016	$9,917	$8,902	$10,884	$15,926

Ratio of earnings to fixed charges	1.28	1.36	1.29	1.13	1.11
Ratio of earnings to combined fixed charges and preferred stock dividends	1.27	1.34	1.26	1.11	1.10

(1)
Other fixed charges consist of the interest factor in rentals and capitalized interest.

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  EXHIBIT 12.01